Exhibit 12.1

Manitowoc Foodservice, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratio data)

	For the year ended December 31,
	2015	2014	2013	2012	2011
Earnings (Loss) from continuing operations before income taxes	$196.3	$187.2	$204.6	$179.5	$140.9
Fixed charges	7.6	7.3	6.4	6.4	6.6
Total earnings available for fixed charges	203.9	194.5	211.0	185.9	147.5

Fixed charges:
Interest expense	1.4	1.3	1.0	1.0	1.4
Amortization of deferred financing costs	—	—	—	—	—
Portion of rent deemed interest factor (1)	6.2	6.0	5.4	5.4	5.2
Total fixed charges	$7.6	$7.3	$6.4	$6.4	$6.6

Ratio of earnings to fixed charges	26.8	26.6	33.0	29.0	22.3

(1) One third of all rent expense is deemed representative of the interest factor